Exhibit 1



PRESS RELEASE

8/11/2006
FOR IMMEDIATE RELEASE


PIRATE CAPITAL CONGRATULATES INTRAWEST'S MANAGEMENT AND BOARD OF DIRECTORS FOR DELIVERING VALUE TO SHAREHOLDERS


NORWALK, CONNECTICUT, AUGUST 11, 2006 - Primezone - Pirate Capital LLC announced today that it fully supports the sale of Intrawest Corporation (NYSE: IDR) ("Intrawest"), to Fortress Investment Group LLC for US$2.8 Billion (US$35 cash per share).

Thomas R. Hudson, Jr., Managing Member of Pirate Capital, said, "We commend the Board of Directors and the Executive Management for conducting the broad and thorough strategic review that resulted in the sale of Intrawest. We would like to congratulate the Board and Management for delivering value to their shareholders."

As of August 10, 2006, Pirate Capital held 8,928,570 shares (18.2%) of IDR.


ABOUT PIRATE CAPITAL

Pirate Capital serves as the investment advisor to four event-driven hedge funds: Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Fund LP and Jolly Roger Activist Fund LTD. Assets under management by Pirate Capital are approximately $1.7 billion. Pirate Capital is registered with the Securities and Exchange Commission as an investment advisor under the Investment Advisers Act of 1940.


CONTACT:
Pirate Capital LLC
Stephanie V. Tran
Phone: (203) 854-1100